EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the Second Quarter Ended June 30, 2020
ACHESON, Alberta, July 29, 2020 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the second quarter ended June 30, 2020.
Financial Highlights of the Second Quarter Ended June 30, 2020
•Revenue for the quarter was $70.8 million, compared to $176.9 million for the same period in the prior year, a decrease of $106.2 million (or 60%).
•Year to date revenue was $269.6 million, compared to $363.3 million for the same period in the prior year, a decrease of $93.8 million (or 26%).
•Adjusted EBITDA for the quarter was $31.9 million, compared to $37.1 million for the same period in the prior year, a decrease of $5.2 million (or 14%).
•Year to date Adjusted EBITDA was $92.1 million, compared to $89.2 million for the same period in the prior year, an increase of $2.9 million (or 3%).
•Adjusted EPS for the quarter was $0.45, compared to $0.43 for same period in the prior year, an increase of $0.02 (or 5%).
•Year to date Adjusted EPS was $1.14, compared to $0.93 for the same period in the prior year, an increase of $0.21 (or 23%).
•Free cash flow for the quarter was $10.6 million, compared to $1.7 million for the same period in the prior year, an increase of $8.9 million.
•Year to date free cash flow was $20.1 million, compared to $(3.6) million for the same period in the prior year, an increase of $23.6 million.
•Total liquidity at quarter-end was of $135.4 million, compared to $114.6 million at December 31, 2019, a increase of $20.8 million.
NACG Chairman and CEO, Martin Ferron, commented: “As one of very few companies that provided any sort of outlook for the second quarter, we were determined to both minimize the impact of the COVID-19 pandemic on the health and safety of our workforce; and mitigate its effect on our business performance. Therefore, we are pleased to report that good headway was made on both objectives, as we also helped our customers manage the virus risk on their worksites.
A close stewardship of costs rewarded us with a nicely profitable quarter, despite a greater than 60% sequential fall in our revenues, in the toughest operating environment we have ever experienced. We also hit our free cash flow target and reduced our net debt by around 10%, with that cash flow and the call of a convertible debenture.”
Mr. Ferron added, “Looking ahead, we anticipate that our core business activity will gradually improve as the year progresses, such that we now expect our full year adjusted EBITDA to be in the range of $140-$170 million."

EXHIBIT 99.1

Other Highlights of the Quarter Ended June 30, 2020
•On April 6, 2020, our 5.50% convertible debentures due March 31, 2024 were redeemed in accordance with their original terms. The redemption was satisfied through issuance of 4,583,655 voting common shares and all accrued and unpaid interest was paid in cash.
•On June 21, 2020, formal handover of the management services agreement was completed for the operation of a coal mine operation in Texas, USA.
COVID-19 - Impact and Response
•Diligent attention was paid to improve personal hygiene and physical distancing, primarily at mine sites but also our maintenance and administrative facilities with objective of limiting the spread of COVID-19. This resulted in numerous enhancements and practical adjustments to existing health and safety procedures.
•Cleaning and disinfection practices were increased in frequency and rigor and daily questionnaires were implemented to monitor health of employees.
•Technical accommodations were made for staff to work from home.
Declaration of Quarterly Dividend
On July 28th, 2020, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of four Canadian cents ($0.04) per common share, payable to common shareholders of record at the close of business on August 31, 2020. The Dividend will be paid on October 2, 2020 and is an eligible dividend for Canadian income tax purposes.
Consolidated Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2020	2019	2020	2019
Revenue	$70,771	$176,935	$269,588	$363,343
Project costs	12,331	73,938	72,448	144,429
Equipment costs	25,792	57,432	97,533	114,485
Depreciation	11,551	22,099	43,859	51,380
Gross profit(i)	$21,097	$23,466	$55,748	$53,049
Gross profit margin(i)	29.8%	13.3%	20.7%	14.6%
General and administrative expenses (excluding stock-based compensation)	3,467	5,992	12,137	14,812
Stock-based compensation expense (benefit)	2,213	(872)	(4,650)	5,106
Interest expense, net	4,274	5,123	9,802	10,584
Net income and comprehensive income available to shareholders	13,299	13,894	32,334	21,075

Adjusted EBITDA(i)(ii)	31,941	37,122	92,073	89,192
Adjusted EBITDA margin(i)(ii)	45.1%	21.0%	34.2%	24.5%

Per share information
Basic net income per share	$0.46	$0.55	$1.19	$0.84
Diluted net income per share	$0.42	$0.45	$1.07	$0.70
Adjusted EPS(i)	$0.45	$0.43	$1.14	$0.93
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in no change for the three months ended June 30, 2019 and an increase of $0.2 million in adjusted EBITDA for the six months ended June 30, 2019.

EXHIBIT 99.1

Results for the Three and Six Months Ended June 30, 2020
For the three months ended June 30, 2020, revenue was $70.8 million, down from $176.9 million in the same period last year. The decrease in revenue is primarily due to reduced activity at our mine sites as several customers suspended all services in late Q1 and throughout the majority of Q2 as part of their risk mitigation measures against the COVID-19 pandemic. Additionally, contributing to the slower quarter was unfavorable weather conditions which resulted in shift cancellations and continuous delays for overburden removal work due to haul road repairs. The completion of the Highland Valley Copper Mine contract and the heavy civil construction work at the Fort Hills Mine in Q4 2019 also contributed to the year over year decrease.
For the six months ended June 30, 2020, revenue was $269.6 million, down from $363.3 million in the same period last year. This decrease of 25.8% reflects the Q2 challenges mentioned above, combined with the effect of the change in consolidation method for Nuna whereby revenues are now included within equity earnings. These decreases were partially offset by the completion of the new civil construction services work at the Mildred Lake Mine and the increased volume on the winter works program at the Aurora Mine.
For the three months ended June 30, 2020, gross profit was $21.1 million, and a 29.8% gross profit margin, down from a $23.5 million gross profit but up from a 13.3% gross profit margin in the same period last year. The gross profit margin achieved was the result of an effectively operated fleet, albeit smaller in number than originally anticipated, and the disciplined cost constraints in place during the customer imposed reductions at the various mine sites. Furthermore, the mix of work that was executed in the quarter were higher margin scopes than the prior year.
For the six months ended June 30, 2020, gross profit was $55.7 million, and a 20.7% gross profit margin, up from $53.0 million, and a 14.6% gross profit margin in the same period last year. The improvement in current year gross profit and margin was impacted by the Q2 factors discussed above, and the strong margins achieved in Q1 from the favorable operating conditions at our mine sites particularly in January and February.
For the three months ended June 30, 2020, depreciation was $11.6 million, or 16.3% of revenue, down from $22.1 million, or 12.5% of revenue, in the same period last year. For the six months ended June 30, 2020, depreciation was $43.9 million, or 16.3% of revenue, down from $51.4 million, or 14.6% of revenue, in the same period last year. The significant drop in depreciation is the result of a significant reduction in revenue and utilization of the heavy equipment fleet in the months of April and May as a result of the impacts of COVID-19. Depreciation as a percentage of revenue increased significantly as a result of lower revenue and lower depreciation of the heavy equipment fleet, relative to assets under straight-line depreciation when compared to the same period in 2019.
For the three months ended June 30, 2020, we recorded operating income of $14.7 million, a decrease of $3.9 million from the $18.6 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $3.5 million (or 4.9% of revenue) for the quarter, lower than the $6.0 million (or 3.4% of revenue) in the prior year. Stock-based compensation expense increased $3.1 million compared to the prior year, primarily from the effect of a fluctuating share price on the carrying value of our liability classified award plans.
For the six months ended June 30, 2020, we recorded operating income of $47.1 million, an increase of $14.0 million from the $33.1 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $12.1 million (or

EXHIBIT 99.1

4.5% of revenue) compared to the $14.8 million (or 4.1% of revenue) for the six months ended June 30, 2019. Stock-based compensation expense decreased by $9.8 million for the same period in the prior year.
For the three months ended June 30, 2020, we recorded $13.3 million of net income and comprehensive income available to shareholders (basic income per share of $0.46 and diluted income per share of $0.42), compared to $13.9 million net income and comprehensive income available to shareholders (basic income per share of $0.55 and diluted income per share of $0.45) recorded for the same period last year. The net income and comprehensive income available to shareholders in the current year was affected by an increase of income tax expense of $1.1 million in the current period.
For the six months ended June 30, 2020, we recorded $32.3 million net income and comprehensive income available to shareholders (basic income per share of $1.19 and diluted income per share of $1.07), compared to $21.1 million net income and comprehensive income available to shareholders (basic income per share of $0.84 and diluted income per share of $0.70) for the same period last year.
Cash provided by operating activities prior to change in working capital for the three months ended June 30, 2020 was $24.6 million, compared to cash provided by operating activities prior to change in working capital of $29.9 million for the three months ended June 30, 2019. Cash provided by operating activities prior to change in working capital for the six months ended June 30, 2020 was $79.0 million, compared to cash provided by operating activities prior to change in working capital of $74.6 million for the six months ended June 30, 2019. The year to date increase in cash flow is largely a result of the improved gross profit in the year.
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2020 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q2 2020 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended June 30, 2020 tomorrow, Thursday, July 30, 2020 at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll free: 1-800-838-7301
International: 1-206-596-9924
A replay will be available through August 30, 2020, by dialing:
Toll Free: 1-855-859-2056
International: 1-404-537-3406
Conference ID: 6885852
A slide deck for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
www.nacg.ca/conference-calls/

EXHIBIT 99.1

For those unable to listen live, a replay will be available using the link provided above until August 30, 2020.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. We use non-GAAP financial measures such as "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "cash provided by operating activities prior to change in working capital" and "free cash flow". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and

EXHIBIT 99.1

should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities (including finance lease additions but excluding cash used for growth capital expenditures, cash used for / provided by acquisitions and proceeds from equipment sale and leaseback). We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

EXHIBIT 99.1

A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Net income and comprehensive income available to shareholders	$13,299	$13,894	$32,334	$21,075
Adjustments:
Loss (gain) on disposal of property, plant and equipment	672	(519)	829	(475)
Stock-based compensation expense (benefit)	2,213	(872)	(4,650)	5,106
Unrealized gain on derivative financial instrument	(2,496)	—	(286)	—
Restructuring costs	—	—	—	1,442
Write-down on assets held for sale	—	—	1,800	—
Pre-2019 inventory correction	—	(2,775)	—	(2,775)
Tax effect of the above items	(721)	1,104	956	(874)
Adjusted net earnings(i)	12,967	10,832	30,983	23,499
Adjustments:
Tax effect of the above items	721	(1,104)	(956)	874
Interest expense, net	4,274	5,123	9,802	10,584
Income tax expense (benefit)	992	(121)	6,986	2,354
Equity earnings in affiliates and joint ventures(ii)	(1,474)	—	(1,934)	—
Equity investment EBIT(i)(ii)	1,990	—	2,550	—
Adjusted EBIT(i)(ii)	19,470	14,730	47,431	37,311
Adjustments:
Depreciation	11,551	22,099	43,859	51,380
Write-down on assets held for sale	—	—	(1,800)	—
Amortization of intangible assets	88	293	729	501
Equity investment depreciation and amortization(i)(ii)	832	—	1,854	—
Adjusted EBITDA(i)(ii)	$31,941	$37,122	$92,073	$89,192
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increases to adjusted EBIT of $0.2 million for the three months ended June 30, 2019 and $0.4 million for the six months ended June 30, 2019, and no change in adjusted EBITDA for the three months ended June 30, 2019 and an increase of $0.2 million in adjusted EBITDA for the six months ended June 30, 2019.
We have included equity investment EBITDA in the calculation of adjusted EBITDA beginning in the fourth quarter of 2019. Below is a reconciliation of the amount included in adjusted EBITDA for the three and six months ended June 30, 2020.

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Equity earnings in affiliates and joint ventures	$1,474	$—	$1,934	$—
Adjustments:
Interest expense, net	127	—	179	—
Income tax expense	9	—	57	—
Loss on disposal of property, plant and equipment	380	—	380	—
Equity investment EBIT(i)	$1,990	$—	$2,550	$—

Depreciation	$799	$—	$1,788	$—
Amortization of intangible assets	33	—	66	—
Equity investment depreciation and amortization(i)	$832	$—	$1,854	$—
(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and six months ended June 30, 2020. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca